October 2, 2019

Steven W. Streit
Chief Executive Officer
Green Dot Corp
3465 E. Foothill Blvd.
Pasadena, CA 91107

       Re: Green Dot Corp
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 27, 2019
           Form 10-Q for the period ending June 30, 2019
           Filed August 9, 2019
           File Number 001-34819

Dear Mr. Streit:

       We have reviewed your September 30, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 9, 2019 letter.

Form 10-Q for the Period Ending June 30, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparision of Three-Month Periods Ended June 30, 2019 and 2018
Operating Revenues, page 33

1. We note your response to comment 1. Considering that your revised 2019 guidance was in part attributable to the decline in your legacy non-direct deposit active accounts as discussed in your Q2 2019 earnings call, in future filings, please disaggregate Gross
       Dollar Volume and Number of Active Accounts between direct deposit active accounts and non-direct deposit active accounts.
 Steven W. Streit
Green Dot Corp
October 2, 2019
Page 2



       You may contact Christina Harley at 202-551-3695 or Michelle Miller at 202-551-3368
with any questions.



FirstName LastNameSteven W. Streit                      Sincerely,
Comapany NameGreen Dot Corp
                                                        Division of Corporation
Finance
October 2, 2019 Page 2                                  Office of Finance
FirstName LastName